Exhibit 21.1

Subsidiaries of Pride Parent, Inc.

Name	Jurisdiction

Pride Midco, Inc.	Delaware

Paycor Guarantor, Inc.	Delaware

Paycor, Inc.	Delaware

Paltech Solutions Inc.	British Columbia

Nimble Software Systems, Inc.	Delaware

Newton Software, LLC	Ohio

Paycor Insurance Agency, LLC	Ohio

Paycor Headquarters, LLC	Ohio